SECURITIES AND EXCHANGE COMMISSION,

                             WASHINGTON, D.C. 20549

                              --------------------

                                   SCHEDULE TO

                                 (RULE 14D-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(D) (1) OR 13(E) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       AND

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)


                                  CARSON, INC.
                       (Name of Subject Company (Issuer))


                                  COSMAIR, INC.
                            CRAYON ACQUISITION CORP.
                       (Names of Filing Persons Offerors)


                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                    145845103
                      (CUSIP Number of Class of Securities)


                             JOHN D. SULLIVAN, ESQ.
                                 GENERAL COUNSEL
                                  COSMAIR, INC.
                   575 FIFTH AVENUE, NEW YORK, NEW YORK 10017
                            TELEPHONE: (212) 818-1500
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy to:

                              ELLEN J. ODONER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                          NEW YORK, NEW YORK 10153-0119
                            TELEPHONE: (212) 310-8000


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X]   third-party tender offer subject to Rule 14d-1.
         [ ]   issuer tender offer subject to Rule 13e-4.
         [ ]   going-private transaction subject to Rule 13e-3.
         [ ]   amendment to Schedule 13D under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


                         (Continued on following pages)
                               (Page 1 of 3 pages)



NY2:\888608\03\J1NK03!.DOC\39200.0029

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on March 8, 2000 (as amended and supplemented, the "Schedule TO") by Crayon Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Cosmair, Inc., a Delaware corporation ("Parent"), with respect to the offer by Purchaser to purchase all of the outstanding shares of Class A common stock, par value $0.01 per share (the "Shares"), of Carson, Inc., a Delaware corporation (the "Company"), at a price of $5.20 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 8, 2000, filed as Exhibit (a)(1)(A) to this Statement (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer").


ITEM 1   SUMMARY TERM SHEET.

         The answer to the fourteenth question on the Summary Term Sheet of the Offer to Purchase is hereby amended in its entirety to read as follows:


Q. UNTIL WHAT TIME AND HOW CAN I WITHDRAW MY PREVIOUSLY TENDERED SHARES?

A. You may withdraw a portion or all of your tendered shares by delivering written or facsimile notice to the depositary prior to the expiration of the offer. Further, if Crayon Acquisition has not agreed to accept your shares for payment by May 6, 2000, which is 60 days after commencement of the offer, you can withdraw them at any time after May 6, 2000 until Crayon Acquisition does accept your shares for payment. Once shares are accepted for payment, they cannot be withdrawn. See Section 4.

           SIGNATURE

After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of March 21, 2000 that the information set forth in this statement is true, complete and correct.



                                COSMAIR, INC.

                                By: /s/ Roger Dolden
                                    -------------------------------------------
                                    Name: Roger Dolden
                                    Title: Executive Vice President, Chief
                                           Administrative Officer and Secretary



                                CRAYON ACQUISITION CORP.

                                By: /s/ Roger Dolden
                                    -------------------------------------------
                                    Name: Roger Dolden
                                    Title: Vice President and Secretary













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